SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1) /1/


                      International Dispensing Corporation
                   ------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                       ----------------------------------
                         (Title of Class of Securities)


                                   459407 10 2
                                 ---------------
                                 (CUSIP Number)


                                December 31, 1998
                      -------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)


                                    --------

                                Page 1 of 5 Pages
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/1/     The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.    459407 10 2                                       Page 2 of 5 Pages
------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ReSeal International Corporation
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida
--------------------------------------------------------------------------------
                         5)    SOLE VOTING POWER

        NUMBER                 1,203,731 shares of Common Stock
                         -------------------------------------------------------
        OF               6)    SHARED VOTING POWER
        SHARES
        BENEFICIALLY           None
                         -------------------------------------------------------
        OWNED BY         7)    SOLE DISPOSITIVE POWER
        EACH
        REPORTING              1,203,731 shares of Common Stock
                         -------------------------------------------------------
        PERSON           8)    SHARED DISPOSITIVE POWER
        WITH
                               None
--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,203,731 shares of Common Stock
--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                               |_|
--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        12.6%
--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------


                                  2 of 5 Pages

                                  Schedule 13G


Item 1(a).Name of Issuer:

International Dispensing Corporation  (the "Company").

Item 1(b).Address of Issuer's Principal Executive Offices:

342 Madison Avenue, Suite 1034
New York, New York  10173

Item 2(a).Name of Person Filing:

ReSeal International Corporation

Item 2(b).Address of Principal Business Office or, if None, Residence:

599 Lexington Avenue
New York, New York 10022

Item 2(c).Citizenship:

Reseal International Corporation is a Florida corporation.

Item 2(d).Title of Class of Securities:

Common Stock, $.001 par value ("Common Stock")

Item 2(e).CUSIP Number:

459407 10 2


Item 3.If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable


Item 4.Ownership.

           (a)  Amount beneficially owned: 1,203,731 /2/

--------
/2/     On the original filing date, RIC owned 2,225,000 shares of Common Stock of the Issuer. On December 15, 1998, RIC sold 864,992 shares of Common Stock to satisfy certain debt obligations of RIC. On January 28, 1999, RIC sold an additional 156,277 shares of Common Stock to satisfy additional debt obligations of RIC.

                                  3 of 5 Pages

           (b)  Percent of class:   12.6% /3/

           (c) Number of shares as to which such person has:

                  (i)Sole power to vote or to direct the vote:  1,203,731 shares of Common Stock

                  (ii)Shared power to vote or to direct the vote: Not Applicable

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,203,731 shares of Common Stock

                  (iv) Shared power to dispose or to direct the disposition of:
                       Not Applicable



Item 5.Ownership of Five Percent or Less of a Class.

Not applicable


Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.Identification and Classification of Members of the Group.
Not applicable

Item 9.Notice of Dissolution of Group.
Not applicable

Item 10. Certification.
Not applicable.


--------
/3/     Based  on  9,566,668  shares  outstanding  according  to the  Company's quarterly report on form 10-QSB filed on October 21, 1998.



                                  4 of 5 Pages

                                    SIGNATURE
                                    ---------



           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 9, 1999

                                            RESEAL INTERNATIONAL CORPORATION


                                            By:     /s/ Greg Pardes
                                                --------------------------------
                                                Name:    Greg Pardes
                                                Title:  Chief Executive Officer



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